Hello Friends and Family!
If you go to wefunder.com/drivemind you will now notice a clock ticking down. I have set the date for the offering to go public on Sept 1. Friends and Family can reserve at any time before that date.

If you mention this to any of your friends please include this disclaimer link to ensure we comply with SEC laws....
https://help.wefunder.com/testing-the-waters-legal-disclosure

-howy

Free Facebook Business Tools ✕


Sell Your Products ＞
Set up a shop on your Page to start selling products...


Add Appointment Bookings ＞
Display your services and availability so that people...


Post a Job ＞
Find qualified candidates by posting job opportunities...


Add Chat to Your Website ＞
Drive sales and provide support by adding...

Insights
See All


DriveMind
October 7 at 2:23 PM · 🌐
⋯

DriveMind has opened its Friends and Family round to the public! We have now raised over $300k through Wefunder and separate angel investments.
https://wefunder.com/drivemind
https://help.wefunder.com/testing-the-waters-legal...
#autonomousvehicles #vc #fundraising



7	3	–	
People reached	Engagements	Distribution Score	**Boost Post**

 
DriveMind Autonomous Machines

8 Tweets

💬   ↻   ♡ 1   ⬆   ııl

DriveMind Autonomous Machines @drivemind · Sep 1    •••

This morning Drivemind opened its Friends and Family fundraising round to the public. You all are welcome to be a part of our journey!

wefunder.com/drivemind
help.wefunder.com/testing-the-wa…

💬 4   ↻ 65   ♡ 502   ⬆   ııl

    











Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Unsubscribe | About | Education